N E W S R E L E A S E

May 2, 2005	Trading Symbols:
News Release 05-07	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD CONTINUES TO INTERSECT SIGNIFICANT SILVER MINERALIZATION
AT BERENGUELA PROJECT IN PERU

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that it continues to intersect significant silver mineralization at the Berenguela project located five kilometers east of Santa Lucia on the altiplano of southern Peru. The Berenguela property covers a zone of polymetallic mineralization which hosts significant silver resources. Silver Standard holds an option to acquire the silver resources at Berenguela.

The accompanying table summarizes assay results from 21 drill holes, out of 32 shallow holes totalling 1,895 meters, completed on two of the four contiguous zones located on the property. Holes BER-64 to BER-100 summarized in the table were collared in the West Block, and holes BER 101 to 116 were collared in the Cerro Block, located directly to the east of the West Block, with highlights that include:

•	BER-95 located on Line 1100E which intersected

213.3 feet averaging 18 ounces of silver per ton (65 meters averaging 616.1 grams of silver per tonne), including 111.5 feet averaging 31.5 ounces of silver per ton (34 meters averaging 1,080 grams of silver per tonne).

•	BER-102 located on Line 1450E which intersected

324.8 feet averaging 4.4 ounces of silver per ton (99 meters averaging 149.28 grams of silver per tonne), including 26.2 feet averaging 6.9 ounces of silver per ton (8 meters averaging 235.88 grams of silver per tonne) and 82 feet averaging 8.9 ounces of silver per ton (25 meters averaging 304.8 grams of silver per tonne).

•	BER-108 located on line 1600E which intersected

315 feet averaging 3.9 ounces of silver per ton (96 meters averaging 132.02 grams of silver per tonne), including 91.9 feet averaging 10.8 ounces of silver per ton (28 meters averaging 369.95 grams of silver per tonne).

Results to date confirm continuity of mineralization and the presence of a high-grade zone at surface in the West and Cerro Blocks. Drilling is now completed at the West Block and additional drilling is underway at the Cerro, Burton and Chapi blocks located along strike to the east, with results pending.

Under the terms of its option agreement, Silver Standard is required to prepare a resource estimate for the property in accordance with Canada’s National Instrument 43-101. The drill program underway has been designed to confirm and expand the historical resource estimate previously announced for the Berenguela property. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Berenguela. For other news releases related to the Berenguela project, please refer to news releases dated April 19, 2005, February 2, 2005, January 18, 2005, and March 31, 2004 on Silver Standard’s web site: www.silverstandard.com.

Silver Standard Resources Inc. is a well-financed silver resource company with approximately $37.2 million in cash, 1.95 million ounces of physical silver, and nominal debt. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

SELECTED BERENGUELA, PERU DRILL RESULTS – MAY 2, 2005
			Interval	Silver	Interval	Silver
Hole Number	From	To	(in meters)*	(grams/tonne)	(in feet)	(oz./ton)
BER-64	0.0	20.0	20.0	138.40	65.6	4.0
BER-82	0.0	53.0	53.0	158.55	173.9	4.6
incl.	15.0	30.0	15.0	301.60	49.2	8.8
BER-83	0.0	19.0	19.0	132.32	62.3	3.9
BER-88	0.0	14.0	14.0	477.93	45.9	13.9
incl.	9.0	14.0	5.0	1011.00	16.4	29.5
BER-89	0.0	11.0	11.0	284.90	36.1	8.3
BER-90	0.0	21.0	21.0	304.57	68.9	8.9
incl.	0.0	13.0	13.0	438.69	42.7	12.8
BER-91	0.0	17.0	17.0	177.94	55.8	5.2
BER-92	0.0	15.0	15.0	233.33	49.2	6.8
BER-93	0.0	14.0	14.0	149.57	45.9	4.4
BER-95	0.0	65.0	65.0	616.10	213.3	18.0
incl.	14.0	48.0	34.0	1080.00	111.5	31.5
BER-97	17.0	28.0	11.0	119.73	36.1	3.5
BER-102	0.0	99.0	99.0	149.28	324.8	4.4
incl.	56.0	64.0	8.0	235.88	26.2	6.9
incl.	74.0	99.0	25.0	304.80	82.0	8.9
BER-103	0.0	21.0	21.0	136.57	68.9	4.0
incl.	5.0	11.0	6.0	335.00	19.7	9.8
BER-104	0.0	18.0	18.0	115.17	59.1	3.4
and	57.0	82.0	25.0	102.36	82.0	3.0
BER-106	83.0	103.0	20.0	116.15	65.6	3.4
BER-108	0.0	96.0	96.0	132.02	315.0	3.9
incl.	17.0	45.0	28.0	369.95	91.9	10.8
BER-109	0.0	49.0	49.0	174.51	160.8	5.1
BER-111	26.0	45.0	19.0	112.32	62.3	3.3
BER-114	0.0	67.0	67.0	97.81	219.8	2.9
Incl.	48.0	67.0	19.0	222.42	62.3	6.5
BER-115	58.0	96.0	38.0	197.26	124.7	5.8
incl.	58.0	67.0	9.0	478.11	29.5	13.9
BER-116	5.0	31.0	26.0	139.90	85.3	4.1

* True thickness to be determined.  Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Berenguela exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Lima, Peru (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using four acid digestion with ICP finish. Samples over 200 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.